UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE,

YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Pursuant to its agreement with Ion Asset Management Ltd. (“Ion”) announced on June 27, 2014, Orbotech Ltd. (the “Company”) expected to appoint a new director identified and selected jointly by the Company and Ion not later than September 15, 2014. The Company and Ion have been seeking an appropriate candidate that is mutually acceptable, and while the Company believes that good progress has been made, no candidate was appointed today. The Company intends to continue its efforts to identify a mutually acceptable candidate as expeditiously as possible.

Cautionary Statement Regarding Forward-Looking and Other Statements

Except for historical information, the matters discussed in this Form 6-K are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words ‘anticipate’, ‘believe’, ‘could’, ‘will’, ‘plan’, ‘expect’ and ‘would’ and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and the recently acquired business of SPTS Technologies Group Limited (“SPTS”), and are subject to uncertainties and factors relating to Orbotech’s and SPTS’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the anticipated benefits of the acquisition of SPTS and the related financing transactions; the timing and impact of conversion of SPTS’s financial statements from U.K. GAAP to U.S. GAAP and the Company’s ability to switch SPTS to a U.S. GAAP reporting regimen; Orbotech’s ability to effectively integrate and operate SPTS’s business, the timing, terms and success of any other strategic or other transaction, cyclicality in the industries in which the Company or SPTS operates, the Company’s and SPTS’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company or SPTS operate, the timing and strength of product and service offerings by the Company, SPTS and each of their competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The Company assumes no obligation to update the information in this Form 6-K to reflect new information, future events or otherwise, except as required by law.

In addition, SPTS’s financial statements historically have been prepared in accordance with U.K. GAAP. U.K. GAAP differs in certain important respects from U.S. GAAP, the basis for Orbotech’s financial reporting. Neither SPTS nor Orbotech has begun a reconciliation of SPTS’s financial statements from U.K. to U.S. GAAP and therefore cannot quantify the differences, which may be material. Orbotech will account for the acquisition of SPTS under the purchase method of accounting, which will result in a new valuation for the assets and liabilities of SPTS. The new basis of accounting will be based on the estimated value of the assets and liabilities on August 7, 2014, the closing date of the acquisition. Orbotech will not be preparing any pro forma information for the acquisition and financing until the reconciliation and valuation estimates have been prepared.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch Corporate Vice President and Chief Financial Officer

Date: September 15, 2014